UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ads in Motion, Inc.

File No. 0-53460 - CF#26668

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Ads in Motion, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on April 11, 2011, as amended on June 8, 2011 to re-file Exhibits 10.14(a) through (e), Exhibits 10.15(a) through (h) and Exhibit 10.6 with reduced redactions.

Based on representations by Ads in Motion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibits 10.14(a) through (e)	through December 31, 2014
Exhibits 10.15(a) through (h)	through December 31, 2015
Exhibit 10.16	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel